EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	3/31/2010	3/31/2010
EARNINGS
Income Before Income Taxes	$199,259	$286,422	$387,473	$346,869	$415,382	$422,314	$79,901
Fixed Charges (as below)	63,665	74,155	86,900	109,245	109,152	108,790	26,269
Total Earnings	$262,924	$360,577	$474,373	$456,114	$524,534	$531,104	$106,170

FIXED CHARGES
Interest Expense	$59,539	$66,100	$69,625	$92,068	$88,184	$89,175	$21,784
Credit for Allowance for Borrowed Funds Used During Construction	1,526	5,955	7,275	2,677	5,968	4,615	735
Estimated Interest Element in Lease Rentals	2,600	2,100	10,000	14,500	15,000	15,000	3,750
Total Fixed Charges	$63,665	$74,155	$86,900	$109,245	$109,152	$108,790	$26,269

Ratio of Earnings to Fixed Charges	4.12	4.86	5.45	4.17	4.80	4.88	4.04